March 3, 2026

Houqi Zhang
Chief Executive Officer
Autozi Internet Technology (Global) Ltd.
Building A, Room 204
Intelligence Park No. 26 Yongtaizhuang North Road
Haidian District, Beijing, China

       Re: Autozi Internet Technology (Global) Ltd.
           Registration Statement on Form F-3
           Filed February 17, 2026
           File No. 333-293491
Dear Houqi Zhang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Hermione Krumm